UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

TABLE OF CONTENTS

1.       Intelligent Content Enterprises Inc., Material Change Report for a News Release issued on November 1, 2016 as filed on Sedar on November 3, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 3, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Executive Officer

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. (“ICE” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

November 1, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on November 1, 2016, and disseminated by Access Wire via the North American Network.

Item 4.	Summary of Material Change

The Company announced the appointment of Mr. Richard Goodman as Chief Financial Officer (“CFO”) and Chief Legal Officer. James Cassina, the Company’s current CEO and former CFO, has resigned the position of CFO with the appointment of Mr. Goodman.

The Company granted to Mr. Goodman, 500,000 common share purchase options, vesting March 30, 2017, exercisable at $0.64 until October 31, 2021.

Full Description of Material Change

On November 1, 2016, the Company announced the appointment Mr. Richard Goodman as Chief Financial Officer (“CFO”) and Chief Legal Officer. James Cassina, the Company’s current CEO and former CFO, has resigned the position of CFO with the appointment of Mr. Goodman.

Mr. Goodman is a professional executive with over 23 years of global corporate advisory experience. Recently, he was Head of Investment Banking at two Toronto-based boutique investment dealers, generating tens of millions in revenues and completing billions of dollars in financing and advisory transactions. Mr. Goodman started his career as a Consultant to hundreds of companies – from start-ups to Fortune 500 corporations – in a broad array of sectors. He also practised securities law, acting for corporations, hedge funds and financial institutions.

Mr. Goodman is member of the Law Society of Upper Canada. He graduated with a Juris Doctor at Western University, a Masters in Business Administration from the Richard Ivey School of Business and a Bachelor of Arts (Economics) from York University.

The Company granted to Mr. Goodman, 500,000 common share purchase options, vesting March 30, 2017, exercisable at $0.64 until October 31, 2021.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Executive Officer

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

November 3, 2016

Schedule “A”

ICE Appoints New CFO

Toronto, Canada November 1, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Company”), is pleased to announce the appointment of Mr. Richard Goodman as Chief Financial Officer of ICE and the Company’s subsidiaries.

Mr. Goodman is a professional executive with over 23 years of global corporate advisory experience. Recently, he was Head of Investment Banking at two Toronto-based boutique investment dealers, generating tens of millions in revenues and completing billions of dollars in financing and advisory transactions. Mr. Goodman started his career as a Consultant to hundreds of companies – from start-ups to Fortune 500 corporations – in a broad array of sectors. He also practised securities law, acting for corporations, hedge funds and financial institutions.

Mr. Goodman is member of the Law Society of Upper Canada. He graduated with a Juris Doctor at Western University, a Masters in Business Administration from the Richard Ivey School of Business and a Bachelor of Arts (Economics) from York University.

“The appointment of a CFO is an important advancement in the ongoing progress of the Company and so we looked beyond the traditional balance sheet and cost analysis for a CFO like Mr. Goodman with multidisciplinary experiences and a diverse set of skills to shepherd our growth” said Mr. James Cassina, CEO of ICE. “We believe that Mr. Goodman has the proven experiences and foresight to be a value added risk mitigator, a strategic advisor and a business development leader through his CFO position and bring out the best in the entrepreneurship of our recently appointed President, Ritwik Uban and newly added Director, Dikshant Batra, as ICE delivers a success orientated executive team.”

“At ICE we have a 4 pillar strategy to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising,” said Ritwik Uban, President of ICE. “Forecasting, planning and analysis is key at every stage of a company's progression and we are developing a company culture of entrepreneurship to achieve our objectives. It is about prioritising and having the ability to decipher what is important at specific times and I believe that Mr. Goodman understands the priorities and has the ability to balance our entrepreneurial growth within proper planning and analysis. His appointment as CFO is a welcomed addition to our growing team and I look forward to working closely with him and benefiting from his insights.”

Mr. Goodman will also serve as the Company’s Chief Legal Officer. James Cassina, the Company’s current CEO and former CFO, has resigned the position of CFO with the appointment of Mr. Goodman.

The Company has granted to Mr. Goodman 500,000 common share purchase options for a period of 5 years from the date of issue.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc., is an emerging media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy drives revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory, www.digiwidgy.com provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTCQB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.